EXHIBIT 99.2

Annual Meeting of Holders of Common Shares of
Gold Standard Ventures Corp. (the “Company”)

REPORT OF VOTING RESULTS
(Pursuant to Section 11.3 of National Instrument 51-102)

The following is a brief description of the matters voted upon and the outcome of votes for the Company’s 2013 annual meeting of shareholders held on Wednesday, June 26, 2013:

Item No.	Description of Matter	Outcome of Vote	Voted	Voted (%)
1.	Setting the number of directors at seven	Approved	37,698,928 - For 369,894 - Against	99.03% 0.97%
2.	Electing the following individuals as directors to hold office until the next annual meeting of the Company or until their successors are elected or appointed
	Jonathan T. Awde	Elected	17,826,562 – For 206,140 – Withheld	98.86% 1.14%
	David Morrell Cole	Elected	15,438,381 – For 2,594,322 – Withheld	85.61% 14.39%
	David C. Mathewson	Elected	17,909,562 – For 123,140 – Withheld	99.32% 0.68%
	Robert J. McLeod	Elected	14,567,471 – For 3,465,232 – Withheld	80.78% 19.22%
	Richard S. Silas	Elected	17,822,062 – For 210,640 – Withheld	98.83% 1.17%
	Jamie D. Strauss	Elected	17,823,080 – For 209,623 – Withheld	98.84% 1.16%
	William E. Threlkeld	Elected	15,381,221 – For 2,651,482 – Withheld	85.30% 14.7%
3.	Appointing Davidson & Company LLP as auditor of the Company at a remuneration to be fixed by the directors	Approved	34,081,539 – For 4,091,357 – Withheld	89.28% 10.72%
4.	Annual ratification of the Company’s rolling stock option plan	Approved	16,696,827 – For 1,335,875 – Against	92.59% 7.41%
5.	Ratification of Advance Notice Policy for nominating directors	Approved	16,658,201 – For 1,374,501 – Against	92.38% 7.62%

Dated at Vancouver, B.C. this 27th day of June, 2013.

GOLD  STANDARD VENTURES CORP.

“Richard Silas”
Richard Silas, Corporate Secretary